Exhibit 99.1

ENOVA INTERNATIONAL, INC.

INDUCEMENT AWARD AGREEMENT

FOR GRANT OF RESTRICTED STOCK UNITS

This Inducement Award Agreement for Grant of Restricted Stock Units (the “Agreement”) is entered into by and between Enova International, Inc. (the “Company”) and Noah Breslow (“Associate”).

WITNESSETH:

WHEREAS, the Committee has elected to grant Associate an award (the “Award”) of Restricted Stock Units (“RSUs”) to encourage Associate’s continued loyalty and diligence; and such Award will vest as set forth below and pursuant to the terms of the Company’s Second Amended and Restated 2014 Long-Term Incentive Plan (the “Plan”);

WHEREAS, the RSUs represent the unfunded and unsecured promise of the Company to issue to Associate an equivalent number of shares of the common stock of the Company or its successors (“Common Stock”) at a future date, subject to the terms of this Agreement; and

WHEREAS, the Award granted to Associate pursuant to this Agreement is an inducement award for purposes of the applicable rules of the New York Stock Exchange rules, and therefore such Award is not granted pursuant to the Plan, but shall nonetheless generally be subject to terms applicable to RSUs that are granted pursuant to the Plan.

NOW, THEREFORE, for and in consideration of the mutual promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Award.

a. General. Subject to the restrictions and other conditions set forth herein, the Company, for and on behalf of the Company, and/or any Affiliate (as defined in the Plan) that employs Associate, hereby grants to Associate an Award of [                    ] RSUs.

b. Grant Date. The Award was granted to Associate on October [        ], 2020 (the “Grant Date”). The RSUs granted hereby shall be effective immediately, but vesting is contingent upon Associate executing and delivering a counterpart of this Agreement to the Company (the date of such delivery, the “Contingency Date”).

2. Vesting. The Award shall vest on each of the following dates as to the number of RSUs set forth below; provided Associate remains continuously employed by the Company or any of its Affiliates through the applicable vesting date:

a. Seventy-five percent (75%) of the RSUs shall become vested on the six-month anniversary of the Grant Date; and

b. The remaining twenty-five percent (25%) of the RSUs shall become vested on the earlier of (i) the twelve-month anniversary of the Grant Date, and (ii) that date that Associate’s employment with the Company and its Affiliates terminates for any reason.

Notwithstanding the foregoing, if Associate’s employment with the Company and its Affiliates is terminated by the Company (or its applicable Affiliate) without Cause (as defined below) prior to the first anniversary of the Grant Date, then all RSUs that remain unvested at the time of such termination will become fully vested in connection with such termination so long as Associate timely executes and does not revoke a release of claims against the Company and its Affiliates in a form reasonably satisfactory to the Company, and such release has become fully-effective and non-revocable within sixty (60) days following the date that Associate’s employment with the Company is terminated.

Any RSUs that have not vested shall remain subject to forfeiture under Section 3 of this Agreement. Notwithstanding the foregoing, The Award shall automatically and without notice terminate and become null and void ninety (90) days after the Grant Date, if the Contingency Date has not occurred by such date.

3. Treatment of Award Upon Termination or Failure to Vest. Subject to Section 5, below, upon Associate’s termination of employment with the Company and its Affiliates for any reason (including death), any portion of the Award that has not yet vested as provided in Section 2 of this Agreement shall be immediately forfeited, and Associate shall forfeit any and all rights in or to such unvested portion of the Award. Notwithstanding the foregoing, in order to ensure compliance with the penultimate paragraph of Section 2 of this Agreement, in the event that Associate’s employment with the Company and its Affiliates is terminated by the Company (or its applicable Affiliate) without Cause prior to the first anniversary of the Grant Date, the forfeiture required by this Section 3 will only occur on the sixty-first (61st) day following the date of such termination, and only if as of such date the release described in the penultimate paragraph of Section 2 hereof has not yet become fully-effective and non-revocable.

4. Payment of Awards. (a) As each portion of the Award vests, the Company shall instruct its transfer agent to issue a stock certificate evidencing the conversion of such vested RSUs into whole vested shares of Common Stock in the name of Associate (or if Associate has died, in the name of Associate’s designated beneficiary or, if no beneficiary has been designated, Associate’s estate (“Beneficiary”)) within a reasonable time after the vesting date of such portion of the Award, but (b) in no event will the Common Stock relating to the then-vesting portion of the Award be transferred to Associate (or, if applicable, to Associate’s Beneficiary) later than December 31 of the calendar year in which the vesting date for the then-vesting portion of the Award occurs. The Company shall not be required to deliver any fractional shares of Common Stock under the Award. Any fractional shares shall be rounded up to the next whole share.

5. Change in Control.

a. Vesting and Payment. If, within 12 months after the occurrence of a Change in Control (as defined below), Associate has a Qualifying Termination (as defined below) the entire Award shall automatically become 100% vested as of the date of the Qualifying Termination as long as Associate has remained continuously employed by the Company and its

Affiliates from the Grant Date through the date of such Qualifying Termination. In such event, the shares of Common Stock evidencing vested RSUs shall be delivered to Associate in a lump sum within 60 days following the date of the Qualifying Termination. Notwithstanding the foregoing, in order to preserve the Associate’s rights under the Award in the event of a Change in Control, the Committee in its discretion and without the consent of the Associate may, at the time the Award is made or any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the vesting of the Award, (ii) provide for the purchase or termination of the Award for an amount of cash or other property that could have been received upon the realization of the Award had the Award been payable at that time, (iii) adjust the terms of the Award in a manner determined by the Committee to equitably reflect the Change in Control, (iv) cause the Award to be assumed, or new rights substituted therefore, by another entity, or (v) make such other provision as the Committee may consider equitable and in the best interests of the Company. No actions may be taken under this Section 5(a) that would cause Associate to become subject to tax under Code Section 409A(a)(1). For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Cause” shall be determined solely by the Company or the Committee (and, if Associate is an officer of the Company, only by the Committee) in the exercise of good faith and reasonable judgment, and shall mean the occurrence of any one or more of the following:

(1) Associate’s willful and continued failure to substantially perform Associate’s duties with the Company or an Affiliate (other than any such failure resulting from the Associate’s disability); or

(2) Associate’s conviction of a felony; or

(3) Associate willfully engaging in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise; provided, however, no act or failure to act on the Associate’s part shall be deemed “willful” unless done, or omitted to be done, by the Associate not in good faith and without reasonable belief that the action or omission was in the best interests of the Company.

(ii) “Change in Control” shall mean an event that is a change in the ownership of the Company, a change in the effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, all as defined in Code §409A and applicable guidance issued thereunder (collectively, “Code §409A”). Notwithstanding the above, a “Change in Control” shall not include any event that is not treated under Code §409A as a “change in control event” (as described in Treas. Reg. Section 1.409A-3(i)(5)(i)) with respect to Associate. Notwithstanding the incorporation of certain provisions from the Treasury Regulations under Code §409A, the Company intends that all payments under this Agreement be exempt from Code §409A under the exemption for short-term deferrals in Treasury Regulations Section 1.409A-1(b)(4).

(iii) “Qualifying Termination” shall mean a separation from service (as defined in Treasury Regulation Section 1.409A-1(h)(1)) resulting from the Company’s or an Affiliate’s involuntary termination of Associate’s employment, other than a termination for Cause.

b. Substitution. Notwithstanding anything set forth herein to the contrary, upon a Change in Control, the Committee, in its sole discretion, may, in lieu of issuing Common Stock, provide Associate with an equivalent amount payable in the form of cash.

c. Effect of Other Agreements. In the event that Associate is a party to an employment, severance, change in control or other similar agreement with the Company or one of its Affiliates that provides for vesting of stock-based awards upon a Change in Control or termination of employment following a Change in Control, this Section 5 shall not supersede such other agreement, and Associate shall be entitled to the benefits of both this Agreement and such other agreement. Notwithstanding the foregoing, the Company and Associate agree that the RSUs granted to Associate pursuant to this Agreement shall not be considered an “Equity Award” for purposes of that certain Change in Control and Severance Agreement, dated as of July 27, 2017, by and between Associate and OnDeck Capital, Inc., an Affiliate of the Company.

6. Agreement of Associate. Associate acknowledges that certain restrictions under state or federal securities laws may apply with respect to the shares of Common Stock to be issued pursuant to the Award. Specifically, Associate acknowledges that, to the extent Associate is an “affiliate” of the Company (as that term is defined by the Securities Act of 1933), the shares of Common Stock to be issued as a result of the Award are subject to certain trading restrictions under applicable securities laws (including particularly the Securities and Exchange Commission’s Rule 144). Associate hereby agrees to execute such documents and take such actions as the Company may reasonably require with respect to state and federal securities laws and any restrictions on the resale of such shares which may pertain under such laws. Notwithstanding anything herein to the contrary and only to the extent permitted under Code §409A, a payment may be delayed to the extent the Company reasonably anticipates that making the payment will violate federal securities laws or other applicable laws.

7. Withholding. Upon the issuance of shares of Common Stock to Associate pursuant to this Agreement and as a result of the Award granted hereby, Associate shall pay an amount equal to the amount of all applicable federal, state and local employment taxes which the Company or an Affiliate is required to withhold at any time. Such payment may be made in cash or, with respect to the issuance of shares to Associate pursuant to this Agreement, by delivery of whole shares of Common Stock (including shares issuable under this Agreement) in accordance with Section 14(a) of the Plan and the terms of Code §409A.

8. Adjustment of Awards.

a. If there is an increase or decrease in the number of issued and outstanding shares of Common Stock through the payment of a stock dividend or resulting from a stock split, a recapitalization, or a combination or exchange of shares of Common Stock, then the number of outstanding RSUs hereunder shall be adjusted so that the proportion of such Award to the Company’s total issued and outstanding shares of Common stock remains the same as existed immediately prior to such event.

b. If there is spin-off or other similar distribution to the Company’s stockholders of stock of an Affiliate, the number and type of shares subject to the Award shall be adjusted by the Committee (which adjustment may include Shares, stock of such Affiliate, cash or a combination thereof) so that the value of the outstanding Award immediately prior to such event is preserved, as determined by the Committee in its sole discretion. If stock of an Affiliate or former Affiliate becomes subject to the Award as a result of any such adjustment, the terms of the Agreement shall apply to such stock in the same manner as if it were Shares.

c. Except as provided in Sections 8(a) and 8(b) of this Agreement, no adjustment in the number of shares of Common Stock subject to any outstanding portion of the RSUs shall be made upon the issuance by the Company of shares of any class of its capital stock or securities convertible into shares of any class of capital stock, either in connection with a direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon the conversion of any other obligation of the Company that may be convertible into such shares or other securities.

d. Upon the occurrence of events affecting Common Stock other than those specified in Sections 8(a), 8(b) and 8(c) of this Agreement, the Committee may make such other adjustments to awards as are permitted under Section 5(b) of the Plan. This section shall not be construed as limiting any other rights the Committee may have under the terms of the Plan.

9. Plan Provisions. Any terms used herein with an initial capital letter shall have the same meaning as provided in the Plan, unless otherwise specified herein. In the event of any conflict between the provisions of the Agreement and the Plan, this Agreement shall control. For avoidance of doubt and without limiting anything herein or in the Plan, Associate hereby acknowledges that the compensation recovery provisions described in Section 14(o) of the Plan apply to the Award granted hereunder and this Agreement.

10. Restrictive Covenants. Associate shall be subject to the restrictive covenants contained in this Section 10; provided that the restrictive covenants and other obligations contained in this Section 10 are independent of, supplemental to and do not modify, supersede or restrict (and shall not be modified, superseded or restricted by) any non-competition, non-solicitation, confidentiality or other restrictive covenants in any other current or future employment, severance, change in control or other similar agreement with the Company or its Affiliates, unless reference is made to the specific provisions hereof which are intended to be superseded.

a. Confidentiality. During, and for the one-year period after the termination of, Associate’s employment with the Company and its Affiliates, Associate agrees to keep in strict confidence and not, directly or indirectly, make known, divulge, reveal, furnish, make available or use any Confidential Information (as defined below), except in Associate’s regular authorized duties on behalf of the Company and its Affiliates. Associate acknowledges that all documents and other property containing Confidential Information furnished to Associate by the Company or its Affiliates or otherwise acquired or developed by the Company, its Affiliates or Associate or known by Associate shall at all times be the property of the Company and its Affiliates. Associate shall take all reasonable and prudent steps to safeguard Confidential Information and protect it against disclosure, misuse, espionage, loss and theft. Associate shall deliver to the Company or the applicable Affiliate upon the termination of Associate’s employment with the Company and its Affiliates, or at any other time that the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts, software and other documents and data (and copies thereof) containing the Confidential Information, Work Product (as defined in Section 10(b)(i) of this Agreement) of the business of the Company and its Affiliates that Associate may then possess or have under Associate’s control. Associate shall not use any Confidential Information to compete with the Company and its Affiliates during and for one year after termination of Associate’s employment with the Company and its Affiliates.

For purposes of this Agreement, “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”) which Associate has acquired or may acquire in the course of, or as a direct result of, Associate’s employment with the Company and its Affiliates, in any form or medium, that relates to the business, products, services, research or development of the Company or its Affiliates. Confidential Information includes, but is not limited to, the following: (i) internal business information (including Information relating to strategic and staffing plans and practices, business, training, financial, marketing, promotional and sales plans and practices, cost, rate and pricing structures, accounting and business methods and customer and supplier lists); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company’s or its Affiliates’ suppliers, distributors, customers, prospective customers, independent contractors, vendors, or other business relations and their confidential information for which the Company or its Affiliates have nonuse and nondisclosure obligations; (iii) trade secrets, copyrightable works and other documents or information which is technical or creative in nature (including ideas, formulas, recipes, compositions, inventions, innovations, improvements, developments, methods, know-how, manufacturing and production processes and techniques, research and development information, compilations of data and analyses, data and databases relating thereto, techniques, systems, records, manuals, documentation, models, drawings, specifications, designs, plans, proposals, reports and all similar or related information (whether patentable or unpatentable and whether or not reduced to practice); and (iv) other Intellectual Property rights of the Company or its Affiliates, as provided for in Section 10(b) of this Agreement. Confidential Information does not include any information which (i) was in the lawful and unrestricted possession of Associate prior to its disclosure to Associate by the Company; (ii) is or becomes generally available to the public by acts other than those of Associate after receiving it; or (iii) has been received lawfully and in good faith by Associate from a third party who did not obtain or derive it from the Company.

Associate hereby acknowledges that he has been advised of the following protections provided by the Defend Trade Secrets Act of 2016, 18 U.S. Code § 1833(b), and nothing in this Agreement shall be deemed to prohibit the conduct expressly protected by 18 U.S. Code § 1833(b):

(A) An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (i) is made (1) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(B) An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (i) files any document containing the trade secret under seal; and (ii) does not disclose the trade secret, except pursuant to court order.

(i) Other Restrictions. Associate also acknowledges and agrees that the prohibitions against disclosure and use of Confidential Information set forth herein are in addition to, and not in lieu of, any rights or remedies that the Company or its Affiliates may have available pursuant to the laws of the state in which Associate is employed which are designed to prevent the disclosure of trade secrets or proprietary information.

(ii) Third-Party Information. Associate recognizes that the Company and its Affiliates have received and in the future will receive from third parties confidential or proprietary information subject to a duty on the Company’s and its Affiliates’ part to maintain the confidentiality of such information and to use it only for certain limited purposes. Associate agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose such information to any person, firm or corporation or to use it except as necessary in carrying out Associate’s duties for the Company and its Affiliates consistent with the Company’s or its applicable Affiliate’s agreement with such third party. An example of this kind of information is information about the Company’s or its Affiliates’ customers. Associate further recognizes that the Company and its Affiliates will make software available to Associate in order to allow or assist Associate to perform Associate’s job duties. The software made available to Associate is either owned by or licensed to the Company or its Affiliates and the software remains the property of the Company or its Affiliates or third-party owner of the software rights. As such, Associate may not (1) create or attempt to create by reverse engineering, disassembly, decompilation or otherwise, the software, associated programs, source code, or any part thereof, or to aid or to permit others to do so, except and only to the extent expressly permitted by the Company, its Affiliates or by applicable law; (2) remove any software identification or notices of any proprietary or copyright restrictions from any software or any software related materials; and/or (3) copy the software, modify, translate or, unless otherwise agreed, develop any derivative works thereof or include any portion of the software in any other software program. Associate agrees to use any and all software provided by the Company or its Affiliates only as necessary to carry out Associate’s work for the Company and its Affiliates.

(iii) Return of Confidential Information. At any point during or at the termination of the employment relationship between Associate and the Company and its Affiliates, the Company or its applicable Affiliate may request Associate to return to it any and all Confidential Information received by and/or in the possession of Associate. All such Confidential Information shall be returned to the Company or its applicable Affiliate immediately. Furthermore, upon request of the Company or its Affiliate, Associate may be required to execute a sworn affidavit certifying that he/she has returned all Confidential Information in his/her possession and does not retain any tangible or electronic copies thereof.

b. Intellectual Property.

(i) Assignment to Rights In Intellectual Property. Associate acknowledges that the Company and its Affiliates have all right, title, and interest to all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, recipes and all similar or related information (whether or not patentable or copyrightable) that relate to the Company’s and its Affiliates’ actual or demonstrably anticipated business, research and development, products and services and which are conceived, developed or made by Associate while employed by the Company and its Affiliates, including any derivations or modifications thereto (“Work Product”). Associate shall promptly disclose such Work Product to the Company. Associate hereby irrevocably assigns and transfers to the Company all rights, title, and interest worldwide in any such Work Product. At the Company’s expense, Associate shall perform all actions reasonably requested by the Company (whether during or after Associate’s employment) to establish and confirm such ownership, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned (including, without limitation, the execution of assignments, consents, powers of attorney and other instruments).

(ii) Exceptions To Assignment of Intellectual Property. Associate acknowledges that this Agreement is limited by the following:

(1) Any provision in an employment agreement or other similar written agreement which provides that Associate shall assign, or offer to assign, any of Associate’s rights in an invention to the Company and its Affiliates shall not apply to an invention that Associate developed entirely on Associate’s own time without using the Company’s or its Affiliates’ equipment, supplies, facilities, or trade secret information, except for those inventions that either: (a) relate, at the time of conception or implementation of the invention, to the business of the Company or its Affiliates, or to any future business of the Company or its Affiliates; provided that such future business must be shown by actual or demonstrably anticipated research or development; or (b) result from any work performed by Associate for the Company and its Affiliates.

(2) To the extent a provision in an employment agreement or other similar written agreement between Associate and the Company or its Affiliates, other than this Agreement, purports to require Associate to assign an invention otherwise excluded from being required to be assigned under Section 10(b)(ii)(1), the provision is against the public policy of the state and is unenforceable.

c. Non-Solicitation of Customers and Employees. Associate will be called upon to work closely with employees, consultants, independent contractors, agents and other service providers of the Company and its Affiliates in performing services for the Company and its Affiliates. All non-public information about such employees, consultants, independent contractors, agents and other service providers of the Company and its Affiliates that becomes known to Associate during the course of Associate’s employment with the Company and its Affiliates, and which would not have become known to Associate but for Associate’s employment with the Company and its Affiliates, including, but not limited to, compensation or commission structure, is Confidential Information and shall not be used by Associate in soliciting employees, consultants, independent contractors, agents or other service providers of the Company and its Affiliates for employment at any time during or within one year after termination of Associate’s employment with the Company and its Affiliates. During Associate’s employment and for one year following the termination of Associate’s employment with the Company and its Affiliates, Associate shall not, except in performing its duties for the Company and its Affiliates, either directly or indirectly:

(i) solicit in competition with the Company or its Affiliates the business of any of the clients or customers of the Company or its Affiliates, (a) with whom Associate had contact during the one-year period immediately preceding the breach of this Agreement and (b) with whom Associate would not have had contact but for Associate’s employment with the Company and its Affiliates; or

(ii) ask, encourage or otherwise solicit any employees, consultants, independent contractors, agents or other service providers of the Company or its Affiliates with whom Associate had contact during the one-year period immediately preceding the breach of this Agreement to leave employment with the Company or its Affiliates.

Associate further agrees to make any subsequent employer aware of this non-solicitation obligation.

d. Best Efforts and Non-Competition. During the course of Associate’s employment with the Company or its Affiliates, Associate shall not (whether or not during business hours) within the Territory (as defined below) (i) engage in any activity, within the Territory, that is in any way competitive with the business or any demonstrably anticipated business of the Company or its Affiliates and (ii) assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of the Company or its Affiliates. For purposes hereof, “Territory” means the area within which the Company or its Affiliates conducted business within the one-year period prior to the breach of this Section 10(d).

e. No Conflicting Obligations. Associate has not entered into, and Associate shall not enter into, any agreement either written or oral in conflict with this Agreement or Associate’s employment with the Company and its Affiliates. Associate hereby represents and warrants to the Company that:

(i) the execution, delivery and performance of this Agreement by Associate does not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Associate is a party or by which Associate is knowingly bound;

(ii) Associate is not a party to or bound by any employment agreement, nonsolicitation agreement, noncompete agreement or confidentiality agreement with any other person or entity other than the Company or its Affiliates that would preclude, conflict or materially limit Associate’s employment with the Company and its Affiliates; and

(iii) upon the execution and delivery of this Agreement by the parties to this Agreement, this Agreement shall be the binding obligation of Associate, enforceable in accordance with its terms.

Associate agrees that the protective covenants contained herein are reasonable in terms of duration and scope restrictions and are reasonable and necessary to protect the goodwill of the business and the Confidential Information of the Company or its Affiliates and agrees not to challenge the validity or enforceability of the covenants contained herein.

f. Breach of Agreement. Associate acknowledges that breach of this Section 10 and disclosure of Confidential Information will cause irreparable harm and damage to the Company and its Affiliates. Accordingly, any breach of this Agreement may subject Associate to discipline, up to and including termination of employment, and permit the Company and its Affiliates to pursue legal action against Associate, as follows:

(i) Remedies. In view of the irreparable harm and damage which would occur to the Company and its Affiliates as a result of a breach or a threatened breach by Associate of the obligations set forth in Sections 10(a)-(d) of this Agreement, and in view of the lack of an adequate remedy at law to protect the Company and its Affiliates, the Company or its applicable Affiliates shall have the right to receive, and Associate hereby consents to the issuance of, temporary and permanent injunctions enjoining Associate from any violation of Sections 10(a)-(d) hereof. Associate acknowledges that both temporary and permanent injunctions are appropriate remedies for such a breach or threatened breach. The foregoing remedies shall be in addition to, and not in limitation of, any other rights or remedies to which the Company and its Affiliates are or may be entitled hereunder or at law or in equity, including, without limitation, the right to right to receive damages.

(ii) Cost of Enforcement. In the event the Company bring an action to enforce the provisions of this Agreement, including any provisions of Sections 10(a)-(d) hereof, the Company or its applicable Affiliates may recover from Associate its reasonable attorneys’ fees and costs, through and including any and all appeals.

11. Tolling. In the event of any violation of the provisions of Section 10 of this Agreement, Associate acknowledges and agrees that the restrictions contained in Section 10 of this Agreement shall be extended by a period of time equal to the period of such violation, it being the intention of the parties hereto that the running of such restriction period shall be tolled during any period of such violation.

12. Miscellaneous.

a. Limitation of Rights. The granting of the Award and the execution of this Agreement shall not give Associate any rights to (i) similar grants in future years, (ii) any right to be retained in the employ or service of the Company or any of its Affiliates, or (iii) interfere in any way with the right of the Company or its Affiliates to terminate Associate’s employment or services at any time. Associate acknowledges that Associate is employed by the Company at will, and nothing contained in this Agreement is intended to alter the at-will nature of Associate’s employment with the Company.

b. Interpretation. Associate accepts this Award subject to all the terms and provisions of this Agreement. The undersigned Associate hereby accepts as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under this Agreement.

c. Claims Procedure. Any dispute or claim for benefits by any person under this Agreement shall be determined by the Committee in accordance with the claims procedures under the Enova International, Inc. Nonqualified Savings Plan.

d. Stockholder Rights. Neither Associate nor Associate’s Beneficiary shall have any of the rights of a stockholder with respect to any shares of Common Stock issuable upon vesting of any portion of this Award, including, without limitation, a right to cash dividends or a right to vote, until (i) such portion of the Award is vested, and (ii) such shares have been delivered and issued to Associate or Associate’s Beneficiary pursuant to Section 4 of this Agreement.

e. Severability. Each party hereto has carefully read and considered the provisions contained in this Agreement, including Sections 10(a)-(d) hereof, and, having done so, agrees that the restrictions and obligations therein are fair and reasonable and are reasonably required for the protection of the interests of the Company. If any term, provision, covenant or restriction contained in the Agreement is held by a court or a federal regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in the Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. Notwithstanding the foregoing, in the event any said term, provision, covenant or restriction contained in the Agreement shall be held invalid, void or unenforceable by such court or a federal regulatory agency of competent jurisdiction, the parties hereto agree that it is their desire that such court or agency shall substitute an enforceable restriction in place of any limitation deemed invalid, void or unenforceable and, as so modified, the restrictions shall be as fully enforceable as if they had been set forth herein by the parties. It is the intent of the parties hereto that the court or agency, in so establishing a substitute restriction, recognize that the parties hereto desire that the provisions and restrictions in this Agreement be imposed and maintained to the maximum lawful extent.

f. Controlling Law. The Agreement is being made in Illinois and shall be construed and enforced in accordance with the laws of that state.

g. Construction; Entire Agreement. The Agreement contains the entire understanding between the parties, and supersedes any prior understanding and agreements between them, including, for the avoidance of doubt, the Company’s personnel policies and procedures, representing the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto relating to the subject matter hereof which are not fully expressed herein. For the avoidance of doubt, the terms of this Agreement shall supersede the provisions of Section 3 of that certain Letter Agreement, dated as of September 2, 2020, between the Company and Associate.

h. Survival. The covenants and agreements contained herein shall survive termination of Associate’s employment, regardless of who causes the termination and under what circumstances.

i. Amendments; Code §409A. The provisions of this Agreement may be amended or waived only with the prior written consent of Associate and the Company (as approved by the Committee). No course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

Notwithstanding the foregoing, if any provision of this Agreement would cause compensation to be includible in Associate’s income pursuant to Code §409A(a)(1), then, to the extent permitted by Code §409A, the Company may amend the Agreement in such a way as to cause substantially similar economic results without causing such inclusion; any such amendment shall be made by providing notice of such amendment to Associate, and shall be binding on Associate.

j. Headings. Section and other headings contained in the Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of the Agreement or any provision hereof. Furthermore, Associate acknowledges and agrees that in the event of the transfer of Associate’s employment from the Company or its Affiliate to any subsidiary, parent or affiliate of the Company, Associate’s employment shall continue to be subject to each and all the terms and conditions set forth in Section 10 of this Agreement.

k. Notices. Any notice under this Agreement shall be in writing or by electronic means and shall be deemed to have been duly given when delivered personally or when deposited in the United States mail, registered, postage prepaid, and addressed, in the case of the Company, to the secretary of the Company at the address indicated on the signature page of this Agreement, or if the Company should move its principal office, to such principal office, and, in the case of Associate, to Associate through the Company’s e-mail system or Associate’s last personal e-mail or permanent address as shown on the Company’s records, subject to the right of either party to designate some other address or electronic notification system at any time hereafter in a notice satisfying the requirements of this Section.

l. Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements contained herein shall be binding upon and inure to the benefit of Associate’s heirs, legal representatives, successors and assigns. Associate may not assign Associate’s rights and/or delegate Associate’s obligations under this Agreement. The Company may assign this Agreement to any successor in interest or to any of its Affiliates. Furthermore, Associate acknowledges and agrees that in the event of the transfer of Associate’s employment from the Company to any subsidiary, parent or Affiliate of the Company, Associate’s employment shall continue to be subject to each and all the terms and conditions set forth in Section 10 of this Agreement.

m. Execution/Acceptance. Associate acknowledges that Associate has read and understands this Agreement, has been advised to consult with independent legal counsel regarding Associate’s rights and obligations under this Agreement to the extent desired, is fully aware of the legal effect of this Agreement and has entered into it freely and voluntarily based on Associate’s own judgment and not on any representations or promises other than those contained in this Agreement. This Agreement may be executed and/or accepted electronically and/or executed in duplicate counterparts, the production of either of which (including a signature or proof of electronic acceptance) shall be sufficient for all purposes for the proof of the binding terms of this Agreement.

n. Company Recoupment of Awards. An Associate’s rights with respect to any RSUs hereunder shall in all events be subject to (i) any right that the Company may have under any Company recoupment policy or other agreement or arrangement with an Associate or (ii) any right or obligation that the Company may have regarding the clawback of “incentive-based compensation” under Section 10D of the Securities Exchange Act of 1934, as amended and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission.

13. Mutual Agreement to Arbitrate and Class, Collective or Representative Action Waiver. Associate and the Company agree to arbitrate before a neutral arbitrator any and all existing or future disputes or claims between Associate and the Company, that arise out of or relate to Associate’s employment or separation from employment with the Company, including claims involving any current or former officer, director, shareholder, agent or employee of the Company (“Arbitration Agreement”).

a. Claims Covered. Associate and the Company agree to arbitrate any and all existing or future disputes or claims between them whether the disputes or claims arise under common law, or in tort, contract, or pursuant to a statute, regulation, or ordinance now in existence or which may in the future be enacted or recognized including, but not limited to, the following claims (“Covered Claims”):

(i) claims for fraud, promissory estoppel, fraudulent inducement of contract or breach of contract or contractual obligation;

(ii) claims for wrongful termination of employment, violation of public policy, constructive discharge, infliction of emotional distress, misrepresentation, conversion, embezzlement, interference with contract or prospective economic advantage, defamation, unfair business practices, invasion of privacy, breach of personal data, use and/or misuse of biometric information, and any other tort or tort-like causes of action relating to or arising from the employment relationship or termination thereof;

(iii) claims for discrimination, harassment or retaliation, whether on the basis of age, sex, race, national origin, religion, disability or any other unlawful basis, under any and all federal, state, or municipal statutes, regulations, ordinances or common law, including but not limited to Title VII of the Civil Rights Act of 1964, the Civil Rights Acts of 1866 and 1991, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act of 1990, the Rehabilitation Act of 1973, the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993, and including claims under the Fair Labor Standards Act of 1938, the Equal Pay Act of 1963, Section 1981 of the Civil Rights Act, and the Worker Adjustment and Retraining Notification Act;

(iv) claims for non-payment, incorrect payment, or overpayment of wages, commissions, bonuses, severance, and Associate fringe benefits, stock options, stock grants and the like, whether such claims be pursuant to alleged express or implied contract or obligation, equity, or any federal, state, or municipal laws concerning wages, compensation or Associate benefits, claims of failure to pay wages for all hours worked, failure to pay overtime, failure to pay wages due on termination, failure to pay paid sick leave, failure to pay paid time off, failure to provide accurate itemized wage statements, entitlement to waiting time penalties and/or any other claims involving Associate compensation issues;

(v) claims arising out of or relating to the grant, exercise, vesting and/or issuance of equity in the Company or options to purchase equity in the Company.

b. Claims Not Covered. Notwithstanding the above, Associate and the Company agree that the following disputes and claims are not covered by this Arbitration Agreement and shall therefore be resolved in any appropriate forum as required by the laws then in effect:

(i) claims for workers’ compensation benefits, unemployment insurance, or state or federal disability insurance;

(ii) claims for temporary or preliminary injunctive relief (including a temporary restraining order) in aid of arbitration or to maintain the status quo pending arbitration, in a court of competent jurisdiction in accordance with applicable law;

(iii) claims relating to the Company’s or Associate’s intellectual property;

(iv) claims relating to restrictive covenants;

(v) any other dispute or claim that has been expressly excluded from arbitration by applicable statute.

Nothing in this Arbitration Agreement should be interpreted as restricting or prohibiting the Associate from filing a charge or complaint with the U.S. Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor, the Occupational Safety and Health Commission, the U.S. Securities and Exchange Commission, the Congress, or any other federal, state, or local administrative agency charged with investigating and/or prosecuting complaints under any applicable federal, state or municipal law or regulation (except that the parties acknowledge that the Associate may not recover any monetary benefits in connection with any such claim, charge or proceeding). A federal, state, or local agency would also be entitled to investigate the charge in accordance with applicable law. However, any dispute or claim that is covered by this Arbitration Agreement but not resolved through the federal, state, or local agency proceedings must be submitted to arbitration in accordance with this Arbitration Agreement.

c. Time To File Claims. Associate and the Company understand and agree that any demand for arbitration by either the Associate or the Company shall be filed within the statute of limitation that is applicable to the claim(s) upon which arbitration is sought or required. Any failure to demand arbitration within this time frame and according to these rules shall constitute a waiver of all rights to raise any claims in any forum arising out of any dispute that was subject to arbitration.

d. Class, Collective or Representative Action Waiver. To the extent permitted by law, no claims may be brought or maintained on a class, collective or representative basis either in a court of law or arbitration, notwithstanding the rules of the arbitral body. Associate and the Company expressly waive any right with respect to any claims to submit, initiate, or participate as a plaintiff, claimant or member in a class action or collective action, regardless of whether the action is filed in arbitration or in a court of law.

Any issue concerning the validity of the class action, collective action or representative action waiver in this Arbitration Agreement, and whether an action may proceed as a class, collective or representative action, must be decided by a court of law, and an arbitrator shall not have authority to consider the issue of the validity of this waiver or whether the action may proceed as a class, collective or representative action. If for any reason this class action, collective action or representative action waiver is found to be unenforceable, the class action, collective action or representative action claim may only be heard in a court of law and may not be arbitrated. No arbitration award or decision will have any preclusive effect as to issues or claims in any dispute with anyone who is not a named party to the arbitration.

e. Final and Binding Arbitration. ASSOCIATE AND THE COMPANY UNDERSTAND AND AGREE THAT THE ARBITRATION OF DISPUTES AND CLAIMS UNDER THIS ARBITRATION AGREEMENT SHALL BE INSTEAD OF A COURT TRIAL BEFORE A JUDGE AND/OR A JURY. Associate and the Company understand and agree that, by signing this Arbitration Agreement, they are expressly waiving any and all rights to a trial before a judge and/or a jury regarding any disputes and claims which they now have or which they may in the future have that are subject to arbitration under this Arbitration Agreement. Associate and the Company also understand and agree that the arbitrator’s decision will be final and binding on both the Company and Associate, subject to review on the grounds set forth in the Federal Arbitration Act (“FAA”).

f. Arbitration Procedures. Associate and the Company understand and agree that any arbitration shall be conducted in accordance with the procedures and rules of either the American Arbitration Association (“AAA”) or JAMS, at the option of the party making a demand for arbitration, to the extent not inconsistent with the terms of this Arbitration Agreement. The Parties agree that those procedures and rules shall not be construed to allow class, collective or representative arbitration, and that a court, rather than the arbitrator, shall decide class, collective and representative action related issues; provided, however, that the arbitrator shall allow the discovery authorized under the Federal Rules of Civil Procedure or any other discovery required by state law in arbitration proceedings. Also, to the extent that any of the rules and or procedures of the AAA or JAMS, or anything in this Arbitration Agreement conflicts with any arbitration procedures required by law, the arbitration procedures required by law shall govern. Associate and the Company also agree that nothing in this Arbitration Agreement relieves either of them from any obligation they may have to exhaust certain administrative remedies before arbitrating any claims or disputes under this Arbitration Agreement. Associate and the Company also agree that the arbitration shall be conducted before a single arbitrator.

The Arbitration Rules and Mediation Procedures of the AAA may be found on the Internet at www.adr.org/employment. The ADR Rules, Clauses and Procedures of JAMS may be found on the Internet at https://www.jamsadr.com/adr-rules-procedures. A printed copy of these rules is also available upon request.

g. Place of Arbitration. Associate and the Company understand and agree that the arbitration shall take place in the county in which the Associate worked at the time the arbitrable dispute or claim arose, unless the parties agree to another mutually convenient location.

h. Governing Law. Associate and the Company understand and agree that the Company is engaged in transactions involving interstate commerce and that this is an Arbitration Agreement governed by the FAA. To the extent not inconsistent with the FAA, this Arbitration Agreement and its interpretation, validity, construction, enforcement and performance, as well as disputes and/or claims arising under this Arbitration Agreement, shall be governed by the law of the state where Associate works or worked at the time the arbitrable dispute or claim arose.

i. Costs of Arbitration. Associate and the Company understand and agree that to the extent required or permitted by applicable law, the non-initiating party will bear the arbitrator’s fee and any other type of expense or cost that the initiating party would not be required to bear if the dispute or claim was brought in a court of law, as well as any other expense or cost that is unique to arbitration. The party initiating the claim is responsible for contributing an amount equal to the filing fee to initiate a claim in the court of general jurisdiction in the state in which Associate is (or was last) employed by the Company. The Company and Associate shall each pay their own attorneys’ fees incurred in connection with the arbitration, and the arbitrator will not have authority to award attorneys’ fees unless a statute or contract at issue in the dispute authorizes the award of attorneys’ fees to the prevailing party, in which case the arbitrator shall have the authority to make an award of attorneys’ fees as required or permitted by applicable law. If there is a dispute as to whether the Company or Associate is the prevailing party in the arbitration, the arbitrator will decide this issue.

j. Severability. Associate and the Company understand and agree that if any term or portion of this Arbitration Agreement shall, for any reason, be declared by a Court of competent jurisdiction to be invalid or unenforceable or to be contrary to public policy or any law, such a decision shall only be binding in the jurisdiction in which the decision was made. In addition, the remainder of this Arbitration Agreement shall not be affected by such invalidity or unenforceability but shall remain in full force and effect, as if the invalid or unenforceable term or portion thereof had not existed within this Arbitration Agreement.

k. Complete Agreement. Associate and the Company understand and agree that this Arbitration Agreement contains the complete Arbitration Agreement between the Company and Associate regarding the subject of arbitration of disputes, except for any arbitration agreement in connection with any benefit plan; that it supersedes any and all prior representations and agreements between them, if any; and that it may be modified only in a writing, expressly referencing this Arbitration Agreement and Associate by full name, and signed by the Associate and the Company’s General Counsel.

l. Not A Contract of Employment. This Arbitration Agreement is not, and shall not be construed to create, any contract of employment, express or implied. Nor does this Arbitration Agreement in any way alter the “at-will” status of Associate’s employment.

m. Consideration. Associate and the Company understand that arbitration is a speedy, cost-effective procedure for resolving disputes and have entered into this Arbitration Agreement in the anticipation of gaining the benefit of this dispute resolution procedure. This Arbitration Agreement is supported by the parties’ mutual promises to submit any claims they may have against the other that are covered by this Arbitration Agreement to final and binding arbitration, rather than to have them decided in court before a judge or jury. Associate further understands and agrees that additional consideration for this Arbitration Agreement has been provided in the form of the Award provided by this Agreement.

n. Knowing and Voluntary Agreement. Associate and the Company understand and agree that they have been advised to consult with an attorney of their own choosing before signing this Agreement, which includes this Arbitration Agreement, and they have had an opportunity to do so. Associate and the Company agree that they have read this Arbitration Agreement carefully and understand that by signing it, they are waiving all rights to a trial or hearing before a judge or jury of any and all disputes and claims subject to arbitration under this Arbitration Agreement.

[Signature Page Follows]

ENOVA INTERNATIONAL, INC.
(For and on behalf of itself, and/or any Affiliate of the Company that employs Associate)
175 West Jackson Blvd., Suite 500 Chicago, Illinois 60604

By:
David A. Fisher, Chief Executive Officer

Electronic acceptance of this Award by Associate shall bind Associate by the terms of this Agreement pursuant to Section 12(m) of this Agreement.

[Signature Page to Inducement Award Agreement]